September 15, 2009

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: MedLink International, Inc.

      Form 10-K For the Fiscal Year Ended December 31, 2008

      Form 10-Q For the Quarterly Period Ended March 31, 2009

      File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. (the “Company” and/or “MedLink”) has considered carefully the comments in your letter dated July 6, 2009, and on behalf of the Company, I respectfully provide the Company’s response to your comments below.  For your convenience, the text of the comment is reproduced below before the response.

Form 10-K For the Fiscal Year Ended December 31, 2008

Business Overview

Customer Dependence, page 16

  We note that you are “solely dependent on a few major customers.”  Please tell us whether any single customer accounts for 10 percent or more of your revenues.  If so, you must disclose each customer’s name and the customer’s relationship, if any, with you.  Please refer to Item 101(c)(1)(vii) of Regulation S-K, which requires the disclosure of the name of any customer and its relationship, if any, to the company, if sales to the customer are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on the company.  Further, paragraph 39 of SFAS 131 requires disclosure in the financial statements of greater than 10 percent customers and the total amount of revenues from each such customer.

#1 Response:

Response:  The Company is not “solely dependent on a few major customers” as no customer accounted for 10 percent of more of our revenue.  We apologize for the error and will omit this disclosure in future filings as it is not applicable to the Company’s current operations as it was in the past, infact our largest customer for the fiscal year ended 2008 accounted for less than 2% of the Company’s overall revenue.

Report of Independent Registered Public Accounting Firm, page 74

  We note that within the first paragraph of the report of Jewett, Schwartz, Wolfe & Associates that reference is made to you financial statements “as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders deficit, and cash flows for the years ended December 31, 2008.”  Further in the third paragraph of the report, reference is made to your “results of operations and its cash flows for the years then ended December 31, 2008.”  We believe such language fails to identify the specific years for which the report is issued.  Please obtain, and amend to include, a report that clearly identifies the specific years reported upon for the statement of operations, changes in stockholders deficit, and cash flows, or explain how you determined that the report complies with Rule 2-02(a)(4) of Regulation S-X.

#2 RESPONSE:     Corrected version below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MedLink International, Inc.

We have audited the accompanying balance sheets of MedLink International, Inc. and Subsidiaries as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedLink International, Inc. and Subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

These accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company’s need to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Consolidated Balance Sheets, page 75

  We note that the amount of total assets at December 31, 2007 differs from the amount presented in the audited financial statements filed in your form 10-KSB for the year then ended.  It therefore appears that your financial statements may have been restated.  Please explain the reason for any restatement and how you determined that no disclosures were necessary pursuant to paragraph 25 and 26 of SFAS 154.

#3 RESPONSE:

Minor reclassifications were made to the December 31, 2007 audited financials in order to conform to the December 31, 2008 financial statement presentation.  There were no adjustments or restatements made to the balances previously reported as of December 31, 2007.  Accordingly, we will add a note to the amended 10K for December 31, 2008 as follows:

Certain reclassifications were made to the December 31, 2007 balances in order to present these consistently with the December 31, 2008 balances.

Consolidated Statements of Stockholders Deficit, pages 78 and 79

  As noted in our comment letter dated October 17, 2008, you have not provided a full response to prior comment 7 of our letter dated July 22, 2008.  With regard to the amount presented as “Net deficit acquired in Anywhere MD” during the year ended December 31, 2007, identify the accounting literature upon which the amount and classification is based.

#4 RESPONSE:

We will amend our filing to provide the purchase price allocation and disclosures required by paragraph 51 of SFAS 141 and update the filing to include the identification and classification of the amounts used that will be addressed in connection with comment 7.

Consolidated Statements of Cash Flows, page 80

  We note your presentation of net cash used in operating activities for the year ended December 31, 2007 of $185,989.  This amount is noted to differ from that presented in the audited financial statements included in your Form 10-KSB for the year then ended.  It appears that you have classified certain cash inflows from the issuance of common stock as operating activities when they appear to be related to financing activities.  Please explain how you determined that these amounts should be presented within “Minority Interest” line item for the year ended December 31, 2007, identify the accounting literature upon which the amount and classification is based.

#5 RESPONSE:

We have amended the cash flow for the year ended December 31, 2007 that was presented in the 10K filed for December 31, 2008 to reflect the proceeds of $1,027,831 as a financing activity.

  As noted in comment letter dated October 17th, 2008, you have not provided a full response to prior comment 8 of our letter dated July 22, 2008.  With regard to the amount presented within the “Minority Interest” line item for the year ended December 31, 2007, identify the accounting literature upon which the amount and classification is based.

#6 RESPONSE:

On May 14, 2007, we acquired 62.5% of the stock of Anywhere MD.  On December 30, 2007, we acquired the remaining stock of Anywhere MD, thus giving the Company 100% ownership of this subsidiary.  The minority interest that was reflected on the Statement of Operations for the year ended December 31, 2007 reflects the net loss allocated to the minority owners of Anywhere MD between May 14, 2007 and December 30, 2007.  Subsequent to December 30, 2007 the Company held 100% ownership and, therefore, no such allocation was required.  This classification is based upon ARB 51 “Consolidated Financial Statements”, which addresses the presentation of consolidated net income attributable to the parent and to the minority interest be clearly identified and presented on the face of the consolidated statement of income.

Notes to Consolidated Financial Statements

  As previously requested in prior comment 5 of our comment letter dated October 17, 2008, with regard to your acquisition of Anywhere MD during 2007, provide us with your purchase price allocation and amend to provide the disclosures required by paragraph 51 of SFAS 141 or tell us why you do not believe a revision is necessary.

#7 RESPONSE:

We will amend our filing to provide the purchase price allocation and disclosures required by paragraph 51 of SFAS 141.

  As noted in our comment letter dated October 17, 2008 your response to prior comment 10 of our letter dated July 22, 2008 does not address our comment.  Rather, your response focuses on SFAS 141R and its future impact.  We are therefore again reissuing our comment in fill.  You appear to have acquired proprietary software, AutoDOC, as part of your acquisition of AnywhereMD.  Tell us what consideration was given to the identification and valuation of this intangible asset as part of your purchase price allocation.  Refer to paragraph 39 of SFAS 141.

#8 RESPONSE:

Although the AutoDOC software was acquired in the acquisition of Anywhere MD, the Company determined that no value could be reasonably assigned to this asset as  part of the purchase price.  The software acquired is almost 20 years old and written in an old code that few people are familiar with.  Significant rewrites to this software are required in order to bring this to a more current technology and language.  In addition, AutoDoc is not protected legally by any patents or copyrights.  As a result, the Company determined that the software had no identifiable value and, accordingly no allocation of the purchase price was done.

Note 1 – Sumamry of Significant Accounting Policies

Revenue Recognition, page 84

Comment 7

  We note from your footnote disclosure that revenue is recognized in accordance with SAB 104, however, your revised disclosures within the Critical Accounting Policies, beginning on page 68, state that revenue is primarily recognized pursuant to SOP 97-2.  Please explain why your disclosure within the footnotes seems inconsistent with your revised discussion elsewhere in the filing.  In this regard, a correct description of your revenue recognition policy should be presented within the footnotes to the financial statements.  See paragraph 8 or APB No. 22.

#9 RESPONSE:

We will update the footnotes to the amended 10K for December 31, 2008 as follows:

Revenue Recognition

MedLink’s revenues are derived from Subscription Contracts (including software license, support and maintenance), Professional Services (including implementation, integration, and training); and the sale of computer hardware.

We evaluate and recognize revenues in accordance with the provisions of Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-9, and Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition,". SOP 97-2 and SAB 104, as amended, require among other matters, that there be a signed contract evidencing an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable, and remaining obligations under the agreement are insignificant.

Revenue is recognized as set forth below:

Subscription Contracts

Our subscription contracts typically include the following elements:

     o    Software license;

     o    Support;

     o    Maintenance; and

Software license fees are recognized ratably over the term of the contract, commencing upon the delivery of the software provided that (1) there is evidence of an arrangement, (2) the fee is fixed or determinable and (3) collection of our fee is considered probable. The value of the software is determined using the residual method pursuant to SOP 98-9 "Modification of SOP 97-2, With Respect to Certain Transactions." These contracts contain the rights to unspecified future software within the suite purchased and/or unspecified platform transfer rights that do not qualify for exchange accounting. Accordingly, these arrangements are accounted for pursuant to paragraphs 48 and 49 of SOP 97-2 "Software Revenue Recognition."

Professional Services

Professional services represent incremental services marketed to clients including implementation, consulting, and training services. Professional services revenues, where VSOE is based on prices from stand-alone transactions, and the revenues are recognized as services are performed pursuant to paragraph 65 of SOP 97-2.

Hardware

Hardware is recognized upon delivery pursuant to SAB 104.

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees," we have classified the reimbursement by clients of shipping and handling costs as revenue and the associated cost as cost of revenue.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 97

  Please explain the reason for the inclusion of a discussion regarding Farber, Blicht Eyerman & Herzog LLP and its role as your “principal accounting firm.”  In this regard, we note that Jewett Schwartz, Wolfe & Associates appears to have acted as your independent accountant, that is, your auditor, during your two most recent fiscal years and the subsequent interim period.  Please consider whether you have undergone a change in independent accountant that would require disclosure under Item 304 of Regulation S-K and revise your disclosure accordingly.

#10 RESPONSE:

The Commission correctly points out that there was not a change in independent accountants as Farber, Blicht, Eyerman & Herzog LLP did not act as the Company’s independent accountant during the two most recent fiscal years and handled other accounting duties for the Company.  Therefore no disclosure under Item 304 of the Regulation S-K is required.

The following should have been the only disclosure under Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:

         “During the two most recent fiscal years and the interim periods through December 31, 2008, there were no disagreements with Jewett Schwartz, Wolfe & Associates ("JSWA"), the independent auditor of the Company, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of "JSWA" would have caused them to make reference to this subject matter of the disagreements in connection with their report, nor were there any "reportable events" as such term is described in Item 304(a)(1)(iv) of Regulation S-B.”

Note 9- Stockholders Equity, pages 93 and 94

  Please tell us how you determined that your disclosures within this section comply with the requirements of paragraph 64 of SFAS 123(R).  In this regard, explain how your disclosures meet the minimum disclosure requirements set forth in paragraph A240, subparagraphs (a) through (k), of that standard.

#11 RESPONSE:

In future filings, we will provide the share based compensation information in a tabular presentation rather than the narrative format so that disclosures more closely resemble the examples in FAS 123(R).  Specifically we will include the minimum requirements set forth in paragraph A240, subparagraphs (a) through (k).

Controls and Procedures, pages 97 to 100

  We note your statement in the penultimate paragraph on page 100 that management’s assessment of the effectiveness of internal control over financial report has been reviewed by Jewett Schwartz Wolfe & Associates.  Please revise to remove this language as no attestation by your registered public accounting firm is yet required and any discussion of a “review” may be confusing to readers.  Refer to Item 308T(a)(4) of Regulation S-K which requires a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

#12 RESPONSE:

      As the Commission correctly points out, no attestation by the Company’s registered public accounting firm is yet required and the following paragraph will be removed from Page 100:

“Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 which is still considered to still have material weaknesses has been reviewed by Jewett Schwartz Wolfe & Associates., our independent registered public accounting firm.”

The above referenced paragraph to be deleted will be replaced with the following:

“This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

  We note your discussion of the material weakness in your internal control over financial reporting and your proposed implement changes.  While such disclosure may be necessary for an investor’s understanding of your remediation efforts since that time, in future filings, please ensure that you specifically address the requirements of Item 308T(b) of Regulation S-K.  That is, specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of your annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

#13 RESPONSE:

Thank you for the clarification and this will be addressed in future filings to address the requirements of Item 308T(b) of Regulation S-K.

Certifications

  We note that you have excluded the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d).  In future filings ensure that your language conforms exactly to Item 601(b)(31)(i) of Regulation S-K.

#14 RESPONSE:

We apologize for the oversight and will make the following correction, as well as ensure that the language conforms exactly to Item 601(b)(31)(i) of Regulation S-K.

           d)    disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures

Evaluation of disclosure controls and procedures

  We note that your management conducted an evaluation of the effectiveness of “the design and operation of the Company’s disclosure controls and procedures” and “concluded that the design of the Company’s disclosure controls and procedures are effective”.  Item 307 of Regulation S-K requires a statement as to the effectiveness of your disclosure controls and procedures rather than the operation of your disclosure controls and procedures.  Please tell us, and revise future filings to state, if true that management concluded that operation of disclosure controls and procedures was effective.

#15 RESPONSE:

Item 4.  Controls and Procedures.

Evaluation of disclosure controls and procedures

As of February 28, 2009, our management, including our Chief Executive Officer and Chief Financial Officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based on their review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are adequate and effective.

As of the end of the period covered by this Form 10-Q for the quarter ended March 31, 2009, an evaluation was undertaken, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, and have reviewed and evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e).; and; based upon that evaluation, Company management, including the Chief Executive Officer and the Chief Financial Officer, has concluded that our disclosure controls and procedures are adequate and effective.

Change in Internal Control over Financial Reporting

  We note your disclosure that “since the date of the most recent evaluation of the Company’s internal controls by the Chief Executive Officer and Chief Financial Officer, there have not been any significant changes in the Company’s internal controls or other factors for the period covered by the subject Form 10-Q that materially affected or were likely to materially affect the Company’s internal control over financial reporting.”  Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to you internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Please confirm that, during the quarter ended march 31, 2009 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  Please confirm that you will revise your Item 308(c) disclosure in future filings.

#16 RESPONSE:

Changes in Internal Control over Financial Reporting

      Since the date of the most recent evaluation of the Company’s internal controls by the Chief Executive Officer and Chief Financial Officer, there have been no changes in the Company’s internal controls or other factors for the period covered by the subject Form 10-Q that materially affected or were likely to materially affect the Company’s internal control over financial reporting.

      The Company will revise its Item 308(c) disclosure in future filings to reflect the change highlighted and bolded above, in future periods where there are no changes in the Company’s internal controls.

  17.  Further, in your form 10-K for the year ended December 31, 2008 you disclosed a number of material weaknesses and your plans to take remedial measures to correct them.  Please tell us, and disclose in future filings, how your remediation efforts have progressed in light of your statement that “there have not been any significant changes” in the quarter ended March 31, 2009 and your disclosures of numerous material weaknesses in the Form 10-K.

#17 RESPONSE:

MedLink’s management team does meet weekly to discuss issues relating to the Company and communicates frequently with our counsel on legal and SEC matters. In addition, management routinely completes a Disclosure Requirements for Financial Statements checklist, which has been provided by our certifying accountants, for each Form 10-Q and Form 10-K prepared by the Company.

Overall, we believe our Disclosure Controls and Procedures are effective and are designed to ensure “that information required to be disclosed by issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

The management team at MedLink consists of the four officers of the Company.  Due to the Company’s small size and the fact that the majority of the Company’s employees are IT/Development related, the Company’s management handles the majority of the duties that would be handled by support personnel in larger companies.   Management is involved with all contingencies and commitments that affect the Company, but the lack of segregation of duties is the most significant material weakness in the view of Management.    During the quarter ending June 30, 2009 the Company hired an operations executive who is currently working with the Company’s independent accountants and SEC counsel to develop specific disclosure and procedure protocols.

CLOSING COMMENTS:    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:     The separate statement by the Company with the above acknowledgements has been attached to this letter.

      If you have any questions about the Company’s response to your comments or require further explanation, please do not hesitate to contact me at (631) 342-8800 ext. 8802.

Sincerely,

/s/ James Rose

James Rose

Chief Financial Officer

MedLink International, Inc.

September 14, 2009

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: MedLink International, Inc.

      Form 10-K For the Fiscal Year Ended December 31, 2008

      Form 10-Q For the Quarterly Period Ended March 31, 2009

      File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. in its responses to the SEC comment letter dated July 6, 2009 hereby acknowledges that:

  The company is responsible for the adequacy and accuracy of the  disclosure in the filing:
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Rose

James Rose

Chief Financial Officer

MedLink International, Inc.